RMS

SEC 17005670 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section FEB 24 2017 Washington DC 406

SEC FILE NUMBER
8-44112

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: E*TRADE Securities LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1271 Avenue of the Americas, 14th Floor
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Simonich, Chief Financial Officer (703) 236-8339
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

7900 Tysons One Place, Suite 800	McLean	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, Michael Curcio and Brent Simonich, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Securities LLC (the Company), as of and for the year ended December 31, 2016, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael Curcio
Chief Executive Officer and President
E*TRADE Securities LLC

2/22/17
Date

OFFICIAL SEAL
MELISSA CLARK
Notary Public - State of Illinois
My Commission Expires Aug 6, 2017

Notary Public

Brent Simonich
Chief Financial Officer
E*TRADE Securities LLC

2/22/17
Date

Notary Public

CHRISTOPHER C HORAK
NOTARY PUBLIC
REG # 106887
MY COMMISSION EXPIRES 5/31/2020
COMMONWEALTH OF VIRGINIA

Deloitte.

Deloitte & Touche LLP
Suite 800
7900 Tysons One Place
McLean, VA 22102
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of
E*TRADE Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of E*TRADE Securities LLC (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Securities LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the statement of financial condition, effective October 1, 2016, the Company merged with E*TRADE Clearing LLC, an affiliated broker-dealer, with E*TRADE Securities as the surviving entity. The merger was accounted for as a transaction between entities under common control in accordance with Financial Accounting Standards Board ("FASB") Codification Section 805-50. Accordingly, the financial statement of the Company is prepared as if the merger of E*TRADE Clearing into the Company had occurred at the beginning of 2016.

Deloitte & Touche LLP

McLean, VA
February 22, 2017

E*TRADE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
(In thousands)

		December 31, 2016
ASSETS		
Cash and equivalents	$	592,791
Cash and investments required to be segregated under federal or other regulations (including securities purchased from affiliate under agreements to resell of $500,000)		1,959,676
Receivables from customers, less allowance for doubtful accounts of $6,032		6,750,229
Receivables from brokers, dealers and clearing organizations		956,153
Receivables from institutions		83,627
Receivables from affiliated companies		23,427
Internally developed software, net		82,919
Goodwill		1,615,243
Other intangibles, net		154,035
Other assets		13,469
Total assets	$	12,231,569
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Payables to customers	$	8,240,923
Payables to brokers, dealers and clearing organizations		983,425
Payables to Parent and affiliated companies		34,746
Accrued compensation and benefits		30,817
Other liabilities		52,561
Total liabilities		9,342,472
MEMBER'S EQUITY:		2,889,097
Total liabilities and member's equity	$	12,231,569

See notes to statement of financial condition

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

NOTE 1—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—E*TRADE Securities LLC (the Company) is a wholly-owned subsidiary of ETCM Holdings, LLC, which is a direct wholly-owned subsidiary of E*TRADE Financial Corporation (the Parent).

Effective October 1, 2016, the Company merged with E*TRADE Clearing LLC, an affiliated broker-dealer, with E*TRADE Securities as the surviving entity. The merger was accounted for as a transaction between entities under common control in accordance with Financial Accounting Standards Board (FASB) Codification Section 805-50. Accordingly, the financial statement of the Company is prepared as if the merger had occurred at the beginning of 2016.

The Company, a single member limited liability company (LLC), is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Additionally, the Company is registered with the Commodity Futures Trading Commission (CFTC) as a non-clearing Futures Commission Merchant (FCM) under the Commodity Exchange Act and is a member of the National Futures Association (NFA).

Nature of Operations—The Company is a provider of brokerage services primarily to retail customers. It offers a comprehensive suite of financial products and services to individual investors, which includes automated order facilitation of U.S. equities, futures, options, exchange-traded funds, mutual funds and bond orders. The Company also offers online services such as money transfer, wireless account access, extended hours trading, quotes, research and advanced planning tools. In addition, the Company offers individual retirement accounts and services related to managed investment portfolios through an affiliate relationship. The Company carries security accounts for customers and is subject to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934 (Rule 15c3-3). The Company clears all of its customers' futures transactions through an omnibus account arrangement with a third-party clearing FCM and clears the majority of its mutual fund transactions through an omnibus account arrangement with a third party broker-dealer.

Use of Estimates—The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and related notes for the period presented. Actual results could differ from management's estimates. Certain significant accounting policies are critical because they are based on estimates and assumptions that require complex and subjective judgments by management. Changes in these estimates or assumptions could materially impact the Company's financial condition. Material estimates in which management believes changes could reasonably occur include the valuation of goodwill and other intangibles.

Financial Statement Descriptions and Related Accounting Policies

Below are descriptions and accounting policies for certain categories of the Company's financial statements:

Cash and Equivalents—The Company considers all highly liquid investments with original or remaining maturities of three months or less at the time of purchase that are not required to be segregated under federal or other regulations to be cash and equivalents. Included in cash and equivalents is approximately $4.0 million of cash held in foreign currencies, primarily Pounds Sterling and Swiss Francs. These cash accounts are held in foreign currencies in an amount approximately equal to the payables to customers in those same currencies. Cash and equivalents included $10.9 million on deposit with E*TRADE Bank as of December 31, 2016.

Cash and Investments Required to be Segregated Under Federal and Other Regulations—Cash and investments required to be segregated under federal or other regulations consists primarily of interest-bearing cash and money market deposit accounts held in special reserve bank accounts pursuant to Rule 15c3-3 as well as non-interest-bearing cash deposits that have been segregated or secured for the benefit of futures clients according to the regulations of the CFTC governing an FCM. At December 31, 2016, the Company had interest-bearing cash deposits of $1.3 billion and interest-bearing money market deposit account of $58.0 million maintained in special reserve bank accounts for the exclusive benefit of customers pursuant to Rule 15c3-3, and $61.0 million in segregated and secured non-interest-bearing cash accounts pursuant to CFTC regulations. This line item also includes $500.0 million of securities purchased under agreements to resell from E*TRADE Bank, an affiliated company, that are short-term in nature. E*TRADE Bank, and its subsidiary E*TRADE Savings Bank, are entities under common control of the Parent and considered to be related parties. These reverse repurchase agreements are accounted for as collateralized financing transactions (collateralized by U.S. government and agency securities) and are recorded at their contractual amounts plus accrued interest. For additional information, see *Note 7 - Related Party Transactions.*

Receivables from and Payables to Customers—Receivables from customers represents credit extended to customers to finance their purchases of securities on margin. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition. Payables to customers primarily represents deposits of customer cash, and also includes credits in customer accounts related to sales of securities and other funds pending completion of securities transactions. Customers' securities transactions are recorded on a settlement date basis, with the exception of customers' futures transactions, which are recorded on a trade date basis. For additional information, see *Note 4 - Receivables from and Payables to Customers.*

Receivables from and Payables to Brokers, Dealers and Clearing Organizations—Receivables from brokers, dealers and clearing organizations include deposits paid for securities borrowed, amounts receivable for securities not delivered by the Company to a purchaser by the settlement date (securities failed to deliver), margin deposits and net receivables arising from unsettled trades. Payables to brokers, dealers and clearing organizations include deposits received for securities loaned, amounts payable for securities not received by the Company from a seller by the settlement date (securities failed to receive) and net payables arising from unsettled trades.

Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowing transactions require the Company to deposit cash with the lender whereas deposits received for securities loaned results in the Company receiving collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. Interest income and interest expense are recorded on an accrual basis. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary. For additional information, see *Note 3 - Receivables from and Payables to Brokers, Dealers and Clearing Organizations.*

Receivables from Institutions—Represents receivables from institutions participating in the Company's cash sweep programs whereby the Company has satisfied customer disbursements and is awaiting next day settlement of such customers' redemptions. At December 31, 2016, the Company had a receivable of $60.4 million from E*TRADE Bank, an affiliated federal savings bank, included in receivables from institutions.

Internally Developed Software, net—The costs of internally developed software that qualify for capitalization are included in the internally developed software, net line item. For qualifying internal-use software costs, capitalization begins when the conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects and projects where it believes that future economic benefits are less than probable. Technology development costs incurred in the development and enhancement of software used in connection with services provided by the

Company that do not otherwise qualify for capitalization treatment are expensed as incurred. Completed projects are carried at cost and amortized on a straight-line basis over their estimated useful lives of four years.

Goodwill—Goodwill is acquired through business combinations and represents the excess of the purchase price over the fair value of net tangible assets and identifiable intangible assets. The Company evaluates goodwill for impairment on an annual basis as of November 30 and in interim periods when events or changes indicate the carrying value may not be recoverable. The Company has the option of performing a qualitative assessment of goodwill to determine whether it is more likely than not that the fair value of its equity is less than the carrying value. If it is more likely than not that the fair value exceeds the carrying value, then no further testing is necessary; otherwise, the Company must perform a two-step quantitative assessment of goodwill. The Company may elect to bypass the qualitative assessment and proceed directly to performing a two-step quantitative assessment. For additional information, see *Note 5 - Goodwill and Other Intangibles, Net.*

Other Intangibles, net—Other intangibles, net represents the fair value of net intangible assets acquired through the Company's business combinations. The Company currently does not have any intangible assets with indefinite lives other than goodwill. The Company evaluates intangible assets with finite lives for impairment when events or changes indicate the carrying value may not be recoverable. The Company also evaluates the remaining useful lives of intangible assets with finite lives each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. For additional information, see *Note 5 - Goodwill and Other Intangibles, Net.*

Fair Value—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company determines the fair value for its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. In addition, the Company determines the fair value for nonfinancial assets and nonfinancial liabilities on a nonrecurring basis as required during impairment testing or by other accounting guidance. For additional information, see *Note 2 - Fair Value Disclosures.*

Share-Based Payments—The Company participates in the Parent's share-based employee compensation plans. The Parent and the Company record share-based compensation expense in accordance with the share-based compensation accounting guidance. The Company recognizes compensation expense at the grant date fair value of a share-based payment award over the requisite service period less estimated forfeitures. The Parent also issues performance share units to certain of its officers. The compensation expense related to performance shares of the Company's officers is allocated to the Company by the Parent in accordance with an intercompany agreement. Share-based compensation expense is included in the compensation and benefits line item.

Income Taxes—Effective January 1, 2016, the Parent elected to treat the Company as a single member LLC for tax purposes. Prior to this election, the Company was treated as a corporation for tax purposes. As a result of this change in tax status, the Company is treated as a disregarded entity and is not subject to federal or state income taxes. Due to its status as a disregarded entity for income tax purposes, the Company will no longer provide for income taxes and therefore will not recognize any current or deferred tax assets or liabilities on its statement of financial condition.

New Accounting and Disclosure Guidance—Below is the new accounting and disclosure guidance that relates to activities in which the Company is engaged.

Adoption of New Accounting Standards

Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern

In August 2014, the FASB amended the guidance related to an entity's evaluations and disclosures of going concern uncertainties. The new guidance requires management to perform interim and annual assessments of the entity's ability to continue as a going concern within one year of the date the financial statements are issued, and to provide certain disclosures if conditions or events raise substantial doubt about the entity's ability to continue as a going concern. The Company adopted the amended guidance for annual and interim periods beginning on January 1, 2016. The adoption of the amended guidance did not impact the Company's financial condition, results of operations or cash flows.

New Accounting Standards Not Yet Adopted

Accounting for Leases

In February 2016, the FASB amended the guidance on accounting for leases. The new standard requires lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by all qualifying leases with terms of more than twelve months. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease. The new standard also requires quantitative and qualitative disclosures that provide information about the amounts related to leasing arrangements recorded in the financial statements. The new guidance will be effective for interim and annual periods beginning on January 1, 2019 for the Company. The Company is currently evaluating the impact of the new accounting guidance on the Company's financial condition, results of operations and cash flows; the Company's arrangement to occupy space leased by the Parent will require analysis with respect to the embedded lease considerations within the new guidance. Notwithstanding these considerations, the Company's business model of providing services through digital platforms and via phone and online channels in addition to 30 regional branches may limit the impact of the amended lease accounting guidance to the Company's financial condition.

Accounting for Credit Losses

In June 2016, the FASB amended the accounting guidance on accounting for credit losses. The amended guidance requires measurement of all expected credit losses for financial instruments and other commitments to extend credit held at the reporting date. For financial assets measured at amortized cost, factors such as historical experience, current conditions, and reasonable and supportable forecasts will be used to estimate expected credit losses. The new guidance will be effective for interim and annual periods beginning January 1, 2020 for the Company. Early adoption is permitted. The Company is currently evaluating the impact of the new accounting guidance on the Company's financial condition, results of operations and cash flows and does not expect this amended accounting guidance to have a significant impact.

Simplifying the Test for Goodwill Impairment

In January 2017, the FASB issued guidance to simplify the test for goodwill impairment by eliminating Step 2 from the goodwill impairment test. The amended guidance requires the Company to perform its annual goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized at the amount by which the carrying amount exceeds the fair value of the reporting unit; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The Company will still have the option to perform a qualitative assessment to conclude whether it is more likely than not that the carrying amount of the Company exceeds its fair value. The guidance will be effective for interim and annual periods beginning January 1, 2020 for the Company and must be applied prospectively. Early adoption is permitted.

NOTE 2—FAIR VALUE DISCLOSURES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

- Level 1—unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by the Company
- Level 2—quoted prices for similar assets and liabilities in an active market, quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly
- Level 3—unobservable inputs that are significant to the fair value of the assets or liabilities

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

Fair Value of Financial Instruments Not Carried at Fair value

The fair value of cash and equivalents, cash and investments required to be segregated under federal or other regulations (excluding securities purchased under agreements to resell that is classified as Level 2), and deposits with clearing organizations (which is a component of receivables from brokers, dealers, and clearing organizations), was estimated to be carrying value and classified as Level 1 of the fair value hierarchy.

The fair value of securities purchased under agreements to resell (which is a component of cash and investments required to be segregated under federal or other regulations), receivables from/payables to brokers, dealers, and clearing organizations (excluding deposits with clearing organizations that is classified as Level 1), receivables from/payables to customers, institutions, Parent and affiliated companies was estimated to be carrying value and classified as Level 2 of the fair value hierarchy.

NOTE 3—RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivables from and payables to brokers, dealers and clearing organizations consist of the following at December 31, 2016 (dollars in thousands):

Receivables:		
Deposits paid for securities borrowed	$	774,076
Receivables from clearing organizations		166,975
Securities failed to deliver		2,357
Other		12,745
Total	$	956,153
Payables:		
Deposits received for securities loaned	$	925,764
Payables to clearing organizations		7,387
Securities failed to receive		8,326
Other		41,948
Total	$	983,425

Offsetting Assets and Liabilities

For financial statement purposes, the Company does not offset its securities borrowing, securities lending transactions and reverse repurchase agreements. The Company's securities borrowing and securities lending transactions and reverse repurchase agreements are generally transacted under master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course as well as offsetting of all contracts with a given counterparty in the event of bankruptcy or default of one of the two parties to the transaction. The following table presents information about these transactions to enable the users of the Company's financial statements to evaluate the potential effect of rights of set-off between these recognized assets and recognized liabilities at December 31, 2016 (dollars in thousands):

				Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Financial Instruments	Collateral Received or Pledged (Including Cash)	Net Amount
December 31, 2016						
Assets:						
Deposits paid for securities borrowed [1]	$ 774,076	$ —	$ 774,076	$ (192,239)	$ (559,888)	21,949
Securities purchased under agreements to resell [2]	500,000	—	500,000	—	(500,000)	—
Total	$ 1,274,076	$ —	$ 1,274,076	$ (192,239)	$ (1,059,888)	$ 21,949
Liabilities:						
Deposits received for securities loaned [3]	$ 925,764	$ —	$ 925,764	$ (192,239)	$ (661,100)	72,425
Total	$ 925,764	$ —	$ 925,764	$ (192,239)	$ (661,100)	$ 72,425

(1) Included in the gross amounts of deposits paid for securities borrowed is $307.0 million at December 31, 2016 transacted through a program with a clearing organization, which guarantees the return of cash to the Company. For presentation purposes, these amounts presented are based on the counterparties under the Company's master securities loan agreements.

(2) Over-collateralized at December 31, 2016, as the market value of the collateral received by the Company was $515.9 million.

(3) Included in the gross amounts of deposits received for securities loaned is $545.9 million at December 31, 2016 transacted through a program with a clearing organization, which guarantees the return of securities to the Company. For presentation purposes, these amounts presented are based on the counterparties under the Company's master securities loan agreements.

Securities Lending Transactions

Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowing transactions require the Company to deposit cash with the lender whereas securities loaned result in the Company receiving collateral in the form of cash, with both requiring cash in an amount generally in excess of the market value of the securities. Securities lending transactions have overnight or continuous remaining contractual maturities.

Securities lending transactions expose the Company to counterparty credit risk and market risk. To manage the counterparty risk, the Company maintains internal standards for approving counterparties, reviews and analyzes the credit rating of each counterparty, and monitors its positions with each counterparty on an ongoing basis. In addition, for certain of the Company's securities lending transactions, the Company uses a program with a clearing organization that guarantees the return of securities. The Company monitors the market value of the securities borrowed and loaned using collateral arrangements that require additional collateral to be obtained from or excess collateral to be returned to the counterparties based on changes in market value, to maintain specified collateral levels.

Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are treated as collateralized financing transactions and are recorded at their contractual amounts, plus accrued interest. The Company takes possession or control of securities with a market value in excess of the principal amount loaned in order to collateralize these secured borrowings. At December 31, 2016 the market value of the collateral was $515.9 million. For additional information, see *Note 7 - Related Party Transactions.*

NOTE 4—RECEIVABLES FROM AND PAYABLES TO CUSTOMERS

Receivables from customers of $6.8 billion primarily represents credit extended to customers to finance their purchases of securities on margin. Securities owned by customers collateralize the margin receivables, the value of which is not reflected in the statement of financial condition.

Payables to customers of $8.2 billion consists primarily of cash balances and other customer funds pending completion of securities transactions. Payables to customers also include $53.0 million from customers' futures transactions.

NOTE 5—GOODWILL AND OTHER INTANGIBLES, NET

At December 31, 2016, the Company held goodwill at a carrying value of $1.6 billion. Goodwill is evaluated for impairment on an annual basis as of November 30 and in interim periods when events or changes indicate the carrying value may not be recoverable. The Company also evaluates the remaining useful lives of other intangible assets with finite lives each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.

For the year ended December 31, 2016, the Company elected to perform a qualitative analysis to determine whether the fair value of the Company was less than the carrying value. As a result of this assessment, the Company concluded that it was not more likely than not that its goodwill was impaired at December 31, 2016.

Other intangible assets with finite lives, which are amortized on an accelerated basis, consist of the following at December 31, 2016 (dollars in thousands):

	Weighted Average Original Useful Life (Years)	Weighted Average Remaining Useful Life (Years)	Gross Amount	Accumulated Amortization	Net Amount
Customer relationships	20	9	$434,804	$(280,769)	$154,035

NOTE 6—SHORT-TERM BORROWINGS

The Company primarily relies on customer payables, securities lending to provide liquidity and to finance margin lending. External and internal lines of credit are also available as a source of liquidity.

External Lines of Credit

As of December 31, 2016, the Company maintained $1.1 billion of aggregate external liquidity lines of credit, of which $575.0 million is committed:

- A 364-day, $400.0 million senior unsecured committed revolving credit facility with a syndicate of banks that is scheduled to mature in June 2017. This revolving credit facility replaced the $345.0 million senior unsecured committed revolving credit facility which expired in accordance with its terms. This credit facility may be used by the Company for short-term operating needs. The credit facility contains maintenance covenants related to the Company's minimum consolidated tangible net worth and regulatory net capital ratio.
- Secured committed lines of credit with two unaffiliated banks, aggregating to $175.0 million and scheduled to mature in June 2017.
- Secured uncommitted lines of credit with several unaffiliated banks aggregating to $375.0 million that have no maturity dates. If drawn upon, the secured lines of credit with unaffiliated banks are collateralized by customer securities used as collateral on margin loans.
- Unsecured uncommitted lines of credit with two unaffiliated banks aggregating to $100.0 million, of which $75.0 million is scheduled to mature in June 2017 and the remaining line has no maturity date.

There were no outstanding balances on external lines of credits at December 31, 2016.

Lines of Credit with Affiliates

As of December 31, 2016, the Company maintained $750.0 million of aggregate liquidity lines of credit with affiliated entities:

- Secured uncommitted line of credit of $250.0 million with E*TRADE Bank for working capital purposes that has no maturity date. If drawn upon, this line of credit is collateralized by customer securities used as collateral on margin loans.
- Unsecured uncommitted line of credit of $500.0 million with the Parent. Advances under the line may be used for the Company's working capital and back-up liquidity requirements in connection with the funding and settlement of customer transactions. This line of credit has no maturity date.

There were no outstanding balances on lines of credits with affiliates at December 31, 2016.

NOTE 7—RELATED PARTY TRANSACTIONS

The Company and the Parent are party to a written Master Services Agreement (MSA) under which the Parent provides the Company with technology infrastructure and development, facilities, back-office functions and general and administrative support.

Customer support services, account opening and other processing services are provided to the Company under agreements with E*TRADE Information Services, LLC, an affiliated company.

The Company offers cash sweep products, collectively the Sweep Deposit Accounts (SDA), which transfer certain customer uninvested cash balances to E*TRADE Bank and other unaffiliated third party financial institutions. E*TRADE Bank and certain third party institutions carry these balances as customer deposits in FDIC-insured money market accounts up to applicable insurance limits and pay interest on these balances. E*TRADE Bank pays the Company a fee based on the average SDA balances at a negotiated rate. During 2016 the Company entered into a master agreement with E*TRADE Bank which allows the parties to execute repurchase agreements. Accordingly E*TRADE Bank agrees to transfer to the Company securities or other assets in exchange for cash, including cash that is segregated for the benefit of the Company's customers. At December 31, 2016 the Company had $500.0 million of securities purchased under agreements to resell recorded in cash and investments required to be segregated under federal and other regulations in the statement of financial conditions. The fair value of these securities was $515.9 million at December 31, 2016.

The Company provides customer support services for deposit and banking products under agreements with E*TRADE Bank.

The Company pays transfer agent fees on behalf of E*TRADE Financial Corporate Services Inc. (Corporate Services) customers which are passed through to each customer per the terms of each individual agreement. At December 31, 2016, $0.4 million remains payable to the Company that is recorded in receivables from affiliated companies in the statement of financial condition.

The Company provides automated order facilitation, custody, account administration and other related services under an agreement with E*TRADE Capital Management, LLC, an affiliated company.

The Company was provided customer services by E*TRADE Securities (Hong Kong) Limited (ETHK) and in consideration of these services shared commissions and interest generated on these accounts. This intercompany agreement was terminated effective March 2016.

The Company paid dividends of $435.0 million to the Parent during the year ended December 31, 2016. For additional related party arrangements, see *Note 6 - Short-term Borrowings*.

NOTE 8—INTERNALLY DEVELOPED SOFTWARE, NET

Under the terms of the MSA, the Parent provides software development services to the Company. For the year ended December 31, 2016, the Company paid the Parent $38.3 million for internally developed software specifically attributable to the Company. At December 31, 2016, the Company had $82.9 million of internally developed software, net on the statement of financial condition. Included in the balance was $13.0 million of costs associated with internally developed software in the process of development for which amortization had not begun.

NOTE 9—INCOME TAXES

Effective January 1, 2016, the Parent elected to treat the Company as a single member LLC for tax purposes. Prior to this election, the Company was treated as a corporation for tax purposes. As a result of this change in tax status, the Company is treated as a disregarded entity and is not subject to federal or state income taxes. Due to its status as a disregarded entity for income tax purposes, the Company will no longer provide for income taxes and therefore will not recognize any current or deferred tax assets or liabilities on its statement of financial condition

The Company continues to be included in the consolidated federal income tax return of the Parent. Prior to the election, it also filed tax returns in multiple states.

NOTE 10—NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the Rule) under the Securities Exchange Act of 1934 administered by the SEC and FINRA, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its Parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement.

The Company, as an FCM, is also subject to CFTC net capital requirements, including the maintenance of adjusted net capital equal to or in excess of the greater of (1) $1,000,000 (2) the FCM's risk-based capital requirement, computed as 8% of the total risk margin requirements for all positions carried in customer and non-customer accounts, (3) the amount of adjusted net capital required by NFA or (4) the amount of net capital required by the SEC's net capital rule.

At December 31, 2016, the Company had net capital of $968.6 million (12.24% of aggregate debit balances) which was $810.3 million in excess of its required net capital of $158.3 million, under SEC rules which is the more stringent of the requirements discussed above.

NOTE 11—COMMITMENTS, CONTINGENT LIABILITIES & OTHER REGULATORY MATTERS

The securities industry is subject to extensive regulation under federal, state and applicable international laws. From time to time, the Company has been threatened with or named as a defendant in, lawsuits, arbitrations and administrative claims involving securities and other matters. The Company is also subject to periodic regulatory examinations and inspections. Compliance and trading problems that are reported to regulators, such as the SEC, FINRA, CFTC or NFA by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by customers or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company.

Litigation Matters

On May 16, 2011, Droplets Inc., the holder of two patents pertaining to user interface servers, filed a complaint in the U.S. District Court for the Eastern District of Texas against the Company, the Parent, E*TRADE Bank and multiple other unaffiliated financial services firms. Plaintiff contends that the defendants engaged in patent infringement under federal law. Plaintiff seeks unspecified damages and an injunction against future infringements, plus royalties, costs, interest and attorneys' fees. On March 28, 2012, a change of venue was granted and the case was transferred to the United States District Court for the Southern District of New York. The Company's motion for

summary judgment on the grounds of non-infringement was granted by the U.S. District Court in a Decision and Order dated March 9, 2015. All remaining claims are stayed pending resolution of issues on Droplet's remaining patents under review by the Patent Trial and Appeal Board (PTAB). On July 6, 2015, the PTAB instituted an inter partes review of plaintiff's '115 patent. A hearing on the inter partes review was conducted on March 14, 2016. On June 23, 2016, the PTAB deemed Droplets' putative '115 patent to be "unpatentable." In a separate proceeding, the PTAB has also separately deemed Droplets' putative '838 patent to be "unpatentable." Droplets has appealed to the Circuit Court of Appeals for the District of Columbia. The opening brief was filed on December 23, 2016 and briefing is expected to continue into April 2017. The Company will continue to defend itself vigorously in this matter.

On April 30, 2013, a putative class action was filed by John Scranton, on behalf of himself and a class of persons similarly situated, against the Company and the Parent in the Superior Court of California, County of Santa Clara, pursuant to the California procedures for a private Attorney General action. The complaint alleged that the Company misrepresented through its website that it would always automatically exercise options that were in-the-money by $0.01 or more on expiration date. Plaintiffs allege violations of the California Unfair Competition Law, the California Consumer Remedies Act, fraud, misrepresentation, negligent misrepresentation and breach of fiduciary duty. The case has been deemed complex within the meaning of the California Rules of Court, and a case management conference was held on September 13, 2013. The Company's demurrer and motion to strike the complaint were granted by order dated December 20, 2013. The Court granted leave to amend the complaint. A second amended complaint was filed on January 31, 2014. On March 11, 2014, the Company moved to strike and for a demurrer to the second amended complaint. On October 20, 2014, the Court sustained the Company's demurrer, dismissing four counts of the second amended complaint with prejudice and two counts without prejudice. The plaintiffs filed a third amended complaint on November 10, 2014. The Company filed a third demurrer and motion to strike on December 12, 2014. By order dated March 18, 2015, the Superior Court entered a final order sustaining the Company's demurrer on all remaining claims with prejudice. Final judgment was entered in the Company's favor on April 8, 2015. Plaintiff filed a Notice of Appeal April 27, 2015. Briefing is scheduled to continue through 2017. The Company will continue to defend itself vigorously in this matter.

On March 26, 2015, a putative class action was filed in the U.S. District Court for the Northern District of California by Ty Rayner, on behalf of himself and all others similarly situated, naming the Company and the Parent as defendants. The complaint alleges that the Company breached a fiduciary duty and unjustly enriched itself in connection with the routing of its customers' orders to various market-makers and exchanges. Plaintiff seeks unspecified damages, declaratory relief, restitution, disgorgement of payments received by the Company, and attorneys' fees. On July 23, 2016, a putative class action was filed in the U.S. District Court for the Southern District of New York by Craig L. Schwab, on behalf of himself and others similarly situated, naming the Company, the Parent, and former Company executives as defendants. The complaint alleges that the Company violated federal securities laws in connection with the routing of its customers' orders to various market-makers and exchanges. Plaintiff seeks unspecified damages, declaratory relief, restitution, disgorgement of payments received by the Company, and attorneys' fees. By stipulation, the *Rayner* case has been consolidated with the *Schwab* case and both matters are now venued in the Southern District of New York. The Parent has moved to dismiss the complaint in Rayner. The Parent moved to dismiss the Schwab case on January 11, 2017; and in response, the Schwab plaintiffs submitted an amended Complaint on February 10, 2017. The amended Schwab complaint asserts only two claims: violation of Section 10(b) of the Exchange Act by the Company and the Parent; and violation of Section 20(a) of the Exchange Act by the Parent's two most recent chief executive officers. The Company will continue to defend itself vigorously in these matters.

Regulatory Matters

During 2012, the Parent completed a review of order handling practices and pricing for order flow between the Company and G1 Execution Services, LLC. The Company implemented changes to its practices and procedures that were recommended during the review. Banking regulators and federal securities regulators were regularly updated during the course of the review. Subsequently, on July 11, 2013, FINRA notified the Company and G1 Execution Services, LLC that it was conducting an examination of both firms' order handling practices. On March

19, 2015, the Company received a Wells notice from FINRA's Market Regulation Department relating to the adequacy of the Company's order-routing disclosures and supervisory process for reviewing execution quality during the period covered by the Parent's 2012 internal review (July 2011 - June 2012). The Company cooperated fully with FINRA in the examination. In June 2016, the Company entered into a settlement with FINRA whereby it agreed to a censure and paid a $900,000 fine.

In addition to the matters described above, the Company is subject to various legal proceedings and claims that arise in the normal course of business. In each pending matter, the Company contests liability or the amount of claimed damages. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages, or where investigation or discovery have yet to be completed, the Company is unable to reasonably estimate a range of possible losses on its remaining outstanding legal proceedings; however, the Company believes any losses, both individually or in aggregate, would not be reasonably likely to have a material adverse effect on the consolidated financial condition or results of operations of the Company.

An unfavorable outcome in any matter could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows. In addition, even if the ultimate outcomes are resolved in the Company's favor, the defense of such litigation could entail considerable cost or the diversion of the efforts of management, either of which could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

Estimated Liabilities

The Company reviews its lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at management's best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate.

Guarantees

The Company clears its customers' futures transactions on an omnibus basis through a third-party clearing FCM. The Company has agreed to indemnify its third-party clearing FCM for losses to the extent sustained in connection with providing the omnibus clearing services and caused by certain acts or omissions of the Company, including any breach or default under the various relevant agreements. No such indemnification payments were made during the year ended December 31, 2016. The Company has determined that its liability under this arrangement is not reasonably estimable or probable. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

The Company clears its mutual fund transactions on an omnibus basis through a third-party clearing broker-dealer. The Company has agreed to indemnify its third party clearing broker-dealer for losses to the extent sustained in connection with providing the omnibus clearing services and caused by certain acts or omissions of the Company, including any breach or default under the various relevant agreements. No such indemnification payments were made during the year ended December 31, 2016. The Company has determined that its liability under this arrangement is not reasonably estimable or probable. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

NOTE 12—FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As customers write option contracts or sell securities short, the Company may incur losses if the customers do not fulfill their obligations and the collateral in the customers' accounts is not sufficient to fully cover losses which customers may incur from these strategies. To control this risk, the Company monitors margin levels daily, and customers are required to deposit additional collateral (in the form of cash or marginable securities), or reduce positions, when necessary.

The Company loans securities temporarily to other brokers in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral.

The Company borrows securities temporarily from other brokers in connection with its securities borrowing transactions. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by depositing additional collateral with counterparties or receiving cash when deemed necessary.

At December 31, 2016, the Company had received collateral, primarily in connection with securities borrowing transactions and customer margin loans, with a market value of $9.8 billion that can be sold or re-pledged. Of this amount, $2.0 billion had been sold or re-pledged at December 31, 2016, in connection with securities lending transactions and deposits with clearing organizations.

In connection with its clearing activities, the Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions by the settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by generally requiring that customers deposit sufficient cash and/or securities into their account prior to placing an order.

NOTE 13—SUBSEQUENT EVENTS

On January 30, 2017, the Company paid a $70 million cash dividend to the Parent.

* * * * *

ADDITIONAL INFORMATION

Please see the Compliance Report of E*TRADE Securities LLC and the Report of Independent Registered Public Accounting Firm for the fiscal year ended December 31, 2016, for a material weakness in Internal Control Over Compliance that was identified and remediated during 2016. A copy of each report is available for inspection at the principal office of the Securities and Exchange Commission in Washington, D.C., and the New York regional office.